EXHIBIT 12

RURAL ELECTRIC COOPERATIVE GRANTOR TRUST (SOYLAND) 1993-B1
Computation of Ratio of Income to Fixed Charges

For the Years Ended December 31, 2003, 2002, 2001, 2000 and 1999

	2003	2002	2001	2000	1999

Net income	$-	$-	$-	$-	$-
Add: Fixed charges	4,306,823	4,306,823	4,306,823	4,306,823	4,306,823

Income available for fixed charges	$4,306,823	$4,306,823	$4,306,823	$4,306,823	$4,306,823

Fixed charges:
Interest on all debt	$4,306,823	$4,306,823	$4,306,823	$4,306,823	$4,306,823

Total fixed charges	$4,306,823	$4,306,823	$4,306,823	$4,306,823	$4,306,823

Ratio of income to fixed charges	1.00	1.00	1.00	1.00	1.00